EXHIBIT 12.1

SCHOOL SPECIALTY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year (1)
	2008	2007	2006	2005	2004
Earnings
Income before income taxes -
Continuing operations	$73,941	$65,693	$30,829	$70,529	$65,397
Discontinued operations	(10,230)	(34,438)	(29,572)	(205)	1,315

Subtotal	63,711	31,255	1,257	70,324	66,712
Plus:
Fixed charges	23,322	25,631	22,776	16,301	21,100
Amortization of capitalized interest	72	36	49	48	48
Less interest capitalized during period	(272)	(336)	—	—	—

	$86,833	$56,586	$24,082	$86,673	$87,860

Fixed Charges
Interest (expensed or capitalized)	$18,157	$21,149	$17,951	$11,623	$16,564
Estimated portion of rent expense representative of interest	3,206	3,117	3,511	3,291	2,797
Amortization of deferred financing fees	1,959	1,365	1,314	1,387	1,739

	$23,322	$25,631	$22,776	$16,301	$21,100

Ratio of earnings to fixed charges	3.7	2.2	1.1	5.3	4.2

(1)	All fiscal years presented were 52 weeks, except for fiscal 2005, which had 53 weeks.